FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

Group and Bank

Interim Financial Statements

31 March 2014

May 2014

2

Statement of Financial Position

as at 31 March 2014

		Group		Bank
€ million	Note	31.3.2014	31.12.2013	31.3.2014	31.12.2013
ASSETS
Cash and balances with central banks		5,881	5,910	2,143	2,195
Due from banks		3,082	2,847	3,676	3,478
Financial assets at fair value through profit or loss		2,722	3,087	2,304	2,411
Derivative financial instruments		4,237	3,671	2,945	2,581
Loans and advances to customers	7	67,398	67,250	45,635	46,327
Investment securities		17,375	17,477	13,417	13,470
Investment property		627	535	—	—
Investments in subsidiaries		—	—	6,990	8,209
Equity method investments		146	143	11	7
Goodwill, software and other intangible assets		1,707	1,709	111	111
Property and equipment		2,074	1,755	255	263
Deferred tax assets		2,555	2,409	2,332	2,189
Insurance related assets and receivables		763	721	—	—
Current income tax advance		457	441	452	435
Other assets		2,719	2,754	2,211	2,259
Non-current assets held for sale	8	221	221	262	262
Total assets		111,964	110,930	82,744	84,197

LIABILITIES
Due to banks		25,043	27,897	23,736	26,473
Derivative financial instruments		3,490	3,029	3,051	2,559
Due to customers	9	65,888	62,876	47,071	45,290
Debt securities in issue	10	1,995	2,199	818	810
Other borrowed funds	10	1,883	1,607	102	102
Insurance related reserves and liabilities		2,446	2,404	—	—
Deferred tax liabilities		70	53	—	—
Retirement benefit obligations		318	530	274	487
Current income tax liabilities		19	46	—	—
Other liabilities		2,708	2,406	1,218	2,093
Liabilities associated with non-current assets held for sale	8	10	9	—	—
Total liabilities		103,870	103,056	76,270	77,814

SHAREHOLDERS’ EQUITY
Share capital	12	2,073	2,073	2,073	2,073
Share premium account	12	11,975	11,975	11,972	11,972
Less: treasury shares	12	(1)	(2)	—	—
Reserves and retained earnings		(6,727)	(6,935)	(7,571)	(7,662)
Equity attributable to NBG shareholders		7,320	7,111	6,474	6,383

Non-controlling interests		694	683	—	—
Preferred securities	10	80	80	—	—
Total equity		8,094	7,874	6,474	6,383

Total equity and liabilities		111,964	110,930	82,744	84,197

Athens, 28 May 2014

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF FINANCIAL
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

The notes on pages 7 to 31 form an integral part of these financial statements

Income Statement

for the period ended 31 March 2014

		Group		Bank
		3 month period ended		3 month period ended
€ million	Note	31.3.2014	31.3.2013	31.3.2014	31.3.2013

Interest and similar income		1,291	1,396	614	620
Interest expense and similar charges		(540)	(624)	(210)	(286)
Net interest income		751	772	404	334

Fee and commission income		187	197	60	52
Fee and commission expense		(58)	(62)	(53)	(57)
Net fee and commission income		129	135	7	(5)

Earned premia net of reinsurance		144	160	—	—
Net claims incurred		(124)	(145)	—	—
Earned premia net of claims and commissions		20	15	—	—

Net trading income / (loss) and results from investment securities		66	11	36	(32)
Net other income / (expense)		(22)	(20)	(26)	(25)
Total income		944	913	421	272

Personnel expenses		(276)	(323)	(143)	(183)
General, administrative and other operating expenses		(183)	(190)	(74)	(84)

Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(47)	(50)	(19)	(21)

Amortisation and write-offs of intangible assets recognised on business combinations		(3)	(5)	—	—
Finance charge on put options of non-controlling interests		—	(1)	—	(1)
Credit provisions and other impairment charges	4	(367)	(311)	(251)	(201)
Share of profit / (loss) of equity method investments		—	2	—	—
Profit / (loss) before tax		68	35	(66)	(218)

Tax benefit / (expense)	5	123	(7)	149	—
Profit / (loss) for the period		191	28	83	(218)

Attributable to:
Non-controlling interests		10	1	—	—
NBG equity shareholders		181	27	83	(218)

Earnings / (losses) per share - Basic and diluted	6	€0.08	€0.12	€0.03	€(1.01)

Athens, 28 May 2014

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF FINANCIAL
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

The notes on pages 7 to 31 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 31 March 2014

		Group		Bank
		3 month period ended		3 month period ended
€ million	Note	31.03.2014	31.03.2013	31.03.2014	31.03.2013

Profit / (loss) for the period		191	28	83	(218)

Other comprehensive income / (expense):

Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		8	(58)	8	7
Currency translation differences, net of tax		3	75	—	—
Cash flow hedge, net of tax		18	3	—	—

Total of items that may be reclassified subsequently to profit or loss		29	20	8	7

Other comprehensive income / (expense) for the period, net of tax	15	29	20	8	7

Total comprehensive income / (expense) for the period		220	48	91	(211)

Attributable to:
Non-controlling interests		10	1	—	—
NBG equity shareholders		210	47	91	(211)

Athens, 28 May 2014

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF FINANCIAL
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

The notes on pages 7 to 31 form an integral part of these financial statements

Statement of Changes in Equity - Group

for the period ended 31 March 2014

	Attributable to equity holders of the parent company												Non- controlling
	Share capital		Share premium			Available -for-sale	Currency	Net	Cash	Defined	Reserves &		Interests &
€ million	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	flow hedge	benefit plans	Retained earnings	Total	Preferred securities	Total
Balance at 1 January 2013 as reported	4,780	1,358	2,943	383	—	198	(1,212)	(457)	(6)	(168)	(10,103)	(2,284)	242	(2,042)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(58)	74	—	3	—	1	20	—	20
Profit for the period	—	—	—	—	—	—	—	—	—	—	27	27	1	28
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(58)	74	—	3	—	28	47	1	48
Share capital increase	271	—	3	—	—	—	—	—	—	—	—	274	—	274
Reduction of par value per share	(3,824)	—	—	—	—	—	—	—	—	—	3,824	—	—	—
Share capital issue costs	—	—	(3)	—	—	—	—	—	—	—	—	(3)	—	(3)
Issue and repurchase of preferred securities	—	—	—	—	—	—	—	—	—	—	1	1	(2)	(1)
Dividends to preferred securities	—	—	—	—	—	—	—	—	—	—	(1)	(1)	—	(1)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	(1)	(1)	—	(1)
Balance at 31 March 2013	1,227	1,358	2,943	383	—	140	(1,138)	(457)	(3)	(168)	(6,252)	(1,967)	241	(1,726)
Movements to 31 December 2013	(508)	(4)	8,838	(189)	(2)	(33)	(1,159)	—	33	37	2,065	9,078	522	9,600
Balance at 31 December 2013 and at 1 January 2014	719	1,354	11,781	194	(2)	107	(2,297)	(457)	30	(131)	(4,187)	7,111	763	7,874
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	8	2	—	18	—	1	29	—	29
Profit for the period	—	—	—	—	—	—	—	—	—	—	181	181	10	191
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	8	2	—	18	—	182	210	10	220
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	(2)	(2)	1	(1)
(Purchases)/ disposals of treasury shares	—	—	—	—	1	—	—	—	—	—	—	1	—	1
Balance at 31 March 2014	719	1,354	11,781	194	(1)	115	(2,295)	(457)	48	(131)	(4,007)	7,320	774	8,094

The notes on pages 7 to 31 form an integral part of these financial statements

Statement of Changes in Equity - Bank

for the period ended 31 March 2014

	Share capital		Share premium			Available for sale	Currency	Defined	Other reserves &
	Ordinary	Preference	Ordinary	Preference	Treasury	securities	translation	benefit	retained
€ million	shares	shares	shares	shares	shares	reserve	reserve	plans	earnings	Total
Balance at 1 January 2013	4,780	1,358	2,942	383	—	44	—	(145)	(13,292)	(3,930)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	7	—	—	—	7
Loss for the period	—	—	—	—	—	—	—	—	(218)	(218)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	7	—	—	(218)	(211)
Share capital increase	271	—	2	—	—	—	—	—	—	273
Share capital reduction of par value	(3,824)	—	—	—	—	—	—	—	3,824	—
Share capital issue costs	—	—	(3)	—	—	—	—	—	—	(3)
Balance at 31 March 2013	1,227	1,358	2,941	383	—	51	—	(145)	(9,686)	(3,871)
Movements to 31 December 2013	(508)	(4)	8,837	(189)	—	(7)	—	25	2,100	10,254
Balance at 31 December 2013 & at 1 January 2014	719	1,354	11,778	194	—	44	—	(120)	(7,586)	6,383
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	8	—	—	—	8
Profit for the period	—	—	—	—	—	—	—	—	83	83
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	8	—	—	83	91
Balance at 31 March 2014	719	1,354	11,778	194	—	52	—	(120)	(7,503)	6,474

The notes on pages 7 to 31 form an integral part of these financial statements

Cash Flow Statement

for the period ended 31 March 2014

	Group		Bank
	3-month period ended		3-month period ended
€ million	31.03.2014	31.03.2013	31.03.2014	31.03.2013
Cash flows from operating activities
Profit / (loss) before tax	68	35	(66)	(218)
Adjustments for:
Non-cash items included in income statement and other adjustments:	444	440	250	231

Depreciation and amortisation on property & equipment, intangibles and investment property	50	56	19	21
Amortisation of premiums /discounts of investment securities, loans-and-receivables and borrowed funds	(37)	(4)	(18)	(19)
Credit provisions and other impairment charges	370	322	250	202
Provision for employee benefits	6	6	3	4
Share of (profit) / loss of equity method investments	—	(2)	—	—
Finance charge on put options of non-controlling interests	—	1	—	1
Dividend income from investment securities	—	—	(5)	—
Net (gain) / loss on disposal of property & equipment and investment property	(1)	—	—	—
Net (gain) / loss on disposal of subsidiaries / interest without loss of control	—	—	4	—
Net (gain) / loss on disposal of investment securities	(33)	(53)	(11)	(2)
Interest from financing activities and results from repurchase of debt securities in issue	88	104	9	18
Valuation adjustment on instruments designated at fair value through profit or loss	3	—	1	(4)
Negative goodwill	(1)	—	—	—
Other non-cash operating items	(1)	10	(2)	10

Net (increase) / decrease in operating assets:	(752)	677	566	1,744
Mandatory reserve deposits with Central Bank	(16)	(684)	65	(17)
Due from banks	(381)	919	(110)	291
Financial assets at fair value through profit or loss	749	611	491	754
Derivative financial instruments assets	(574)	108	(365)	90
Loans and advances to customers	(519)	(393)	443	548
Other assets	(11)	116	42	78

Net increase / (decrease) in operating liabilities:	541	(995)	(353)	(1,205)
Due to banks	(1,373)	(2,302)	(1,257)	(2,095)
Due to customers	1,530	1,768	452	1,251
Derivative financial instruments liabilities	484	(414)	484	(338)
Retirement benefit obligations	(214)	(6)	(213)	(4)
Insurance related reserves and liabilities	41	12	—	—
Income taxes paid	(56)	(37)	(11)	—
Other liabilities	129	(16)	192	(19)
Net cash from / (for) operating activities	301	157	397	552

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(36)	(63)	(1)	(10)
Dividends received from investment securities & equity method investments	—	—	5	—
Purchase of property & equipment, intangible assets and investment property	(241)	(44)	(11)	(6)
Proceeds from disposal of property & equipment and investment property	3	3	—	—
Purchase of investment securities	(815)	(2,295)	(70)	(113)
Proceeds from redemption and sale of investment securities	1,033	2,575	164	139
Net cash (used in) / provided by investing activities	(56)	176	87	10

Cash flows from financing activities
Proceeds from debt securities in issue and other borrowed funds	762	598	—	—
Repayments of debt securities in issue, other borrowed funds and preferred securities	(797)	(764)	—	—
Disposal of shareholdings in subsidiaries without of loss of control	(4)	—	(4)	—
Proceeds from disposal of treasury shares	15	5	—	—
Repurchase of treasury shares	(14)	(5)	—	—
Dividends on preferred securities	—	(1)	—	—
Share capital issue costs	—	(3)	—	(3)
Net cash from/ (for) financing activities	(38)	(170)	(4)	(3)
Effect of foreign exchange rate changes on cash and cash equivalents	—	9	3	2
Net increase / (decrease) in cash and cash equivalents	207	172	483	561
Cash and cash equivalents at beginning of period	4,255	4,167	3,498	3,524
Cash and cash equivalents at end of period	4,462	4,339	3,981	4,085

The notes on pages 7 to 31 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:  General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 174 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”) which includes Bulgaria, Romania, Albania, Serbia and FYROM, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Georgios P. Zanias	Economist, Professor, Athens University of Economics and Business

Executive Members
The Chief Executive Officer
Alexandros G. Tourkolias

The Deputy Chief Executive Officer
Petros N. Christodoulou

Non-Executive Members*
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Efthymios C. Katsikas	Employees’ representative
Dimitrios N. Afendoulis **	Economist

Independent Non-Executive Members
Stefanos C. Vavalidis	Former member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Maria A. Frangista	Managing Director, Franco Compania Naviera S.A.
Panagiotis - Aristeidis A. Thomopoulos
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

Hellenic Financial Stability Fund representative
Charalampos A. Makkas	Economist

* On 20 February 2014, Ioannis C. Giannidis resigned from his position as a non executive member of the Bank’s Board of Directors.

**On 20 February 2014, Mr Dimitrios N. Afendoulis was elected as a member of the Board of Directors.

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. On 23 November 2012, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders elected the above Board of Directors which was constituted as a body in its 23 November 2012 meeting. The term of the above members expires at the annual General Meeting of the Bank’s shareholders in 2016.

Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, on February 26, 2009 the Greek State appointed Mr. Alexandros Makridis as its representative on the Bank’s Board of Directors. Furthermore, on 11 June 2012 the Hellenic Financial Stability Fund (the “HFSF”) appointed Mr Charalampos Makkas as its representative on the Bank’s Board of Directors.

These financial statements have been approved for issue by the Bank’s Board of Directors on 28 May 2014.

Notes to the Financial Statements

Group and Bank

NOTE 2:  Summary of significant accounting policies

2.1  Basis of preparation

The condensed interim consolidated financial statements of the Group and the condensed interim separate financial statements of the Bank as at and for the three month period ended 31 March 2014 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated financial statements and the separate financial statements of the Bank as at and for the year ended 31 December 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).

The amounts are stated in Euro, rounded to the nearest million (unless otherwise stated) for ease of presentation.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The interim financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2  Adoption of International Financial Reporting Standards (IFRS)

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued comprising IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interest in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures. Subsequent to the issue of these standards, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the first-time application of the standards. In the current year, NBG Group has applied for the first time IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011) together with the amendments to IFRS 10, IFRS 11 and IFRS 12 regarding the transitional guidance.  The impact of the application of these standards is set out below.

Impact of the application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation — Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee; b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee. There was no impact from the adoption of IFRS 10 in the consolidated financial statements.

Impact of the application of IFRS 11

IFRS 11, Joint arrangements focuses on the rights and obligations of the parties to the arrangement rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where the investors have rights to the assets and obligations for the liabilities of an arrangement. A joint operator accounts for its share of the assets, liabilities, revenue and expenses. Joint ventures arise where the investors have rights to the net assets of the arrangement; joint ventures are accounted for under the equity method. Proportional consolidation of joint arrangements is no longer permitted. There was no impact from the adoption of IFRS 11.

Impact of the application of IFRS 12

IFRS 12, Disclosures of interests in other entities includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, and structured entities that are not controlled by the entity. No consequential amendments were made to IAS 34 on issuance of IFRS 12 and, as such, the requirements of IFRS 12 do not directly apply to interim financial statements.

Impact of the application of IAS 27 (2011)

Amended version of IAS 27 now deals with the requirements for separate financial statements, which have been carried over largely unchanged from IAS 27 Consolidated and Separate Financial Statements. Requirements for consolidated financial statements are now contained in IFRS 10 Consolidated Financial Statements. The Standard requires that when an entity prepares separate financial statements, investments in subsidiaries, associates, and jointly controlled entities are accounted for either at cost, or in accordance with

Notes to the Financial Statements

Group and Bank

IAS 39 Financial Instruments: Recognition and measurement. There was no impact from the adoption of the amended IAS 27 to the separate financial statements of NBG.

Impact of the application of IAS 28 (2011)

This Standard supersedes IAS 28 Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The Standard defines “significant influence” and provides guidance on how the equity method of accounting is to be applied. It also prescribes how investments in associates and joint ventures should be tested for impairment. There was no impact from the adoption of the amended IAS 28 to the financial statements of NBG Group.

2.3  Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2013.

NOTE 3:  Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million). The Bank, through its extended network of branches, offers to its retail customers various types of loan, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and Turkey.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Notes to the Financial Statements

Group and Bank

3 month period ended 31 March 2014	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	142	190	55	14	75	254	21	751
Net fee and commission income	19	24	(33)	1	23	92	3	129
Other	1	(13)	39	35	2	(3)	3	64
Total income	162	201	61	50	100	343	27	944
Direct costs	(115)	(10)	(12)	(25)	(60)	(190)	(16)	(428)
Allocated costs and provisions(1)	(220)	(115)	(2)	(1)	(27)	(72)	(11)	(448)
Share of profit of equity method investments	—	—	(1)	—	—	1	—	—
Profit / (loss) before tax	(173)	76	46	24	13	82	—	68
Tax benefit / (expense)								123
Profit after tax								191
Non-controlling interests								10
Profit attributable to NBG equity shareholders								181

Segment assets as at 31 March 2014
Segment assets	24,138	14,414	14,282	3,312	9,116	24,725	18,965	108,952
Deferred tax assets and Current income tax advance								3,012
Total assets								111,964

Segment liabilities as at 31 March 2014
Segment liabilities	38,158	993	31,452	2,830	6,769	21,169	2,410	103,781
Current income and deferred tax liabilities								89
Total liabilities								103,870

Segment assets as at 31 December 2013
Segment assets	24,901	14,115	16,048	3,365	9,505	23,373	16,773	108,080
Deferred tax assets and Current income tax advance								2,850
Total assets								110,930

Segment liabilities as at 31 December 2013
Segment liabilities	37,724	1,252	31,758	2,916	7,055	19,641	2,611	102,957
Current income and deferred tax liabilities								99
Total liabilities								103,056

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

3 month period ended 31 March 2013	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	175	172	(46)	28	68	336	39	772
Net fee and commission income	18	22	(35)	1	21	109	(1)	135
Other	2	(10)	(23)	31	4	25	(23)	6
Total income	195	184	(104)	60	93	470	15	913
Direct costs	(142)	(11)	(14)	(24)	(60)	(195)	(34)	(480)
Allocated costs and provisions(1)	(317)	(72)	264	—	(26)	(83)	(166)	(400)
Share of profit of equity method investments	—	—	—	—	—	2	—	2
Profit / (loss) before tax	(264)	101	146	36	7	194	(185)	35
Tax benefit / (expense)								(7)
Profit for the period								28
Non-controlling interests								(1)
Profit attributable to NBG equity shareholders								27

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

NOTE 4:  Credit provisions and other impairment charges

	Group		Bank
	31.3.2014	31.3.2013	31.3.2014	31.3.2013
a. Impairment charge for credit losses
Loans and advances to customers	362	185	250	77
Other Greek State exposure	—	(5)	—	(5)
	362	180	250	72
b. Impairment charge for securities
AFS and loans-and-receivables debt securities	—	(27)	—	(28)
Equity securities	—	2	—	2
	—	(25)	—	(26)
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	1	—	—	—
Impairment of goodwill / Investment in subsidiaries and equity method investments	—	159	—	159
Legal and other provisions	4	(3)	1	(4)
	5	156	1	155

Total	367	311	251	201

Notes to the Financial Statements

Group and Bank

NOTE 5:  Tax benefit /(expense)

	Group		Bank
	31.3.2014	31.3.2013	31.3.2014	31.3.2013

Current tax	(14)	(51)	6	—
Deferred tax	137	44	143	—
Tax benefit / (expense)	123	(7)	149	—

The nominal corporation tax rate for the Bank for 2014 and 2013 is 26%.  The unaudited tax years of the Group equity method investments and subsidiaries are presented in Note 18.

NOTE 6:  Earnings / (losses) per share

	Group		Bank
	31.3.2014	31.3.2013	31.3.2014	31.3.2013

Profit/(Loss) for the period attributable to NBG equity shareholders	181	27	83	(218)
Gains/(Loss) for the period attributable to NBG ordinary shareholders	181	27	83	(218)

Weighted average number of ordinary shares outstanding for basic and diluted EPS as reported	2,396,450,575	109,133,505	2,396,785,994	109,134,584
Adjustment for the effect of bonus element of the share capital increase	—	107,638,376	—	107,639,440
Weighted average number of ordinary shares outstanding for basic and diluted EPS as adjusted	2,396,450,575	216,771,881	2,396,785,994	216,774,024

Gains/(Losses) per share - Basic and diluted	0.08	0.12	0.03	(1.01)

The “adjustment for the effect of the bonus element of the share capital increase” represents the difference between the discounted issue price per share (see Note 12) and its market price upon the share capital increase of €9,756 million, following the approval by the General Meeting of the Bank’s shareholders on 29 April 2013. This adjustment, which corresponds to a factor of 1.9863, was applied retrospectively to all periods presented.

NOTE 7:  Loans and advances to customers

	Group		Bank
	31.3.2014	31.12.2013	31.3.2014	31.12.2013
Mortgages	22,216	22,505	18,381	18,558
Consumer loans	8,771	8,633	4,819	4,881
Credit cards	5,396	5,691	1,354	1,396
Small business lending	6,463	6,360	4,173	4,274
Retail lending	42,846	43,189	28,727	29,109
Corporate and public sector lending	33,632	32,914	24,219	24,356
Total before allowance for impairment on loans and advances to customers	76,478	76,103	52,946	53,465
Less: Allowance for impairment on loans and advances to customers	(9,080)	(8,853)	(7,311)	(7,138)
Total	67,398	67,250	45,635	46,327

Included in the Group’s loans and advances to customers, as at 31 March 2014, are mortgage loans and corporate loans designated as at fair value through profit or loss amounting to €64 million (2013: €76 million). The Bank has no loans and advances to customers designated as at fair value through profit or loss.

As at 31 March 2014,  corporate and public sector lending for the Group and the Bank includes a loan to the Greek state net of allowance for impairment of €6,028 million (2013: €5,959 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

Notes to the Financial Statements

Group and Bank

NOTE 8:  Assets and liabilities held for sale and discontinued operations

On 16 January 2013 the Bank announced that, in agreement with the Hellenic Republic Asset Development Fund S.A. (“HRADF”), it launched an international open competitive process for the identification of an investor, within the framework of a proposed joint exploitation of assets of the NBG Group and the HRADF at the “Mikro Kavouri” peninsula of Vouliagmeni (the “Process”). Upon completion of the Process, it is expected that Astir Palace Vouliagmenis S.A. will cease to be a subsidiary undertaking of the Bank. The Process forms part of NBG’s capital enhancement plan and reflects the overall strategic approach of NBG in connection with the disposal of non-core participations of the Group.

On 26 November 2013, the Bank announced that four investment groups submitted binding offers for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A, while on 4 December 2013, the Bank received the improved binding offers of all eligible interested parties as prescribed in the tender process. On 9 December 2013, following the unsealing of the financial offers, the Bank, in cooperation with HRADF, announced that JERMYN STREET REAL ESTATE FUND IV LP (“JERMYN”) submitted the highest bid amounting of €400 million corresponding to 90.0% of Astir Palace shares, as these shares shall stand following completion of the transaction. The Bank, having obtained relevant written approval from the Hellenic Financial Stability Fund, announced on 10 February 2014 that JERMYN was nominated as Preferred Investor for the Process. Approval by HRADF’s BoD on the above nominations was also granted on 13 February 2014. Signing is expected to take place post clearance of the transaction by the Council of Audit. Based on the above, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100% subsidiary of Astir Palace Vouliagmenis) were reclassified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” (€255 million for the Bank).

In addition, in December 2013 the bank entered into a binding agreement to dispose of its 100% participation on its subsidiary Grand Hotel Summer Palace S.A. The disposal will be completed upon the fulfilment of certain conditions. Based on the above, the assets and liabilities of Grand Hotel Summer Palace S.A. were reclassified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” (€7 million for the Bank).

Analysis of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. and Grand Hotel Summer Palace S.A. assets and liabilities

Group
31.03.2014
Intangible and tangible assets	195
Deferred tax assets	6
Other	20
Total assets	221

Current income tax liabilities	1
Retirement benefit obligations	1
Other	8
Total liabilities associated with assets held for sale	10

NOTE 9:  Due to customers

	Group		Bank
	31.3.2014	31.12.2013	31.3.2014	31.12.2013
Deposits:
Individuals	47,626	46,884	34,607	34,352
Corporate	11,863	11,842	6,832	7,429
Government and agencies	5,883	3,561	5,128	2,930
Other	516	589	504	579
Total Deposits	65,888	62,876	47,071	45,290

Notes to the Financial Statements

Group and Bank

	Group		Bank
	31.3.2014	31.12.2013	31.3.2014	31.12.2013
Deposits:
Savings accounts	17,199	17,717	15,431	15,737
Current & Sight accounts	7,681	8,082	5,913	6,260
Time deposits	37,722	35,893	22,502	22,181
Other deposits	578	572	542	532
	63,180	62,264	44,388	44,710
Securities sold to customers under agreements to repurchase	2,192	23	2,179	1
Other	516	589	504	579
	2,708	612	2,683	580
Total	65,888	62,876	47,071	45,290

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit or loss. As at 31 March 2014, these deposits amount to €20 million (2013: €282 million) for both the Group and the Bank.

NOTE 10:  Debt securities in issue, other borrowed funds and preferred securities

The major debt securities in issue and other borrowed funds issued from 1.1.2014 to 31.3.2014 are as follows:

On 11 February 2014, Finansbank issued TL 244 million 10.97% fixed rate notes, maturing in May 2014.

On 28 February 2014, Finansbank issued TL 171 million 11.25% fixed rate notes, maturing in May 2014.

The major debt securities in issue and other borrowed funds issued after 31.3.2014 are as follows:

On 9 April 2014, Finansbank issued TL 311 million 11.15% notes, maturing in March 2015.

On 16 April 2014, Finansbank issued TL 187 million 10.30% notes, maturing in July 2014.

On 25 April 2014, Finansbank issued USD 500 million senior unsecured bonds, maturing in 2019, bearing an interest rate of 6.25%.

On 30 April 2014, the Group issued a €750 million senior unsecured bond, maturing on 30 April 2019, bearing an interest rate of 4.375% and a yield of 4.50% at the time of pricing.

On 30 April 2014, Finansbank issued TL 500 million 10.87% notes, maturing in October 2014.

On 12 May 2014, Finansbank issued TL 295 million 10.30% notes, maturing in August 2014.

Notes to the Financial Statements

Group and Bank

NOTE 11:  Contingent liabilities, pledged, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which an accrual has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate statement of financial position, income statement and cash flow statement.  However, at 31 March 2014 the Group and the Bank have provided for cases under litigation the amounts of €70 million and €57 million respectively.

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated or separate statement of financial position of the Group and the Bank. The Bank has been audited by the tax authorities up to and including the year 2008.  The financial years 2009 and 2010 are currently being audited by the tax authorities. The financial years 2011 and 2012 were audited and 2013 is currently being audited by the independent auditor, Deloitte Hadjipavlou Sofianos & Cambanis S.A., in accordance with article 82 of Law 2238/1994. The tax audit certificates for the years 2011 and 2012 were unqualified and issued on 27 July 2012 and 27 September 2013, respectively. Based on article 6 of Ministerial Decision 1159/22.7.2011, the year 2011 is considered final for tax audit purposes and 2012 financial year will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books of the Bank. For the subsidiaries and associates regarding unaudited tax years refer to NOTE 18:  Group companies.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	31.3.2014	31.12.2013	31.3.2014	31.12.2013

Commitments to extend credit*	8	10	8	10
Standby letters of credit and financial guarantees written	5,851	5,665	3,798	3,856
Commercial letters of credit	720	593	435	332
Total	6,579	6,268	4,241	4,198

* Commitments to extend credit at 31 March 2014 include amounts , which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed . Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 31 March 2014 are €12,660million ( 2013: €12,327 million)  and €4,193  million for the Bank ( 2013: €4,174 million)

d. Assets pledged

	Group		Bank
	31.3.2014	31.12.2013	31.3.2014	31.12.2013
Assets pledged as collateral	17,547	16,884	15,973	15,020

As at 31 March 2014, the Group and the Bank have pledged mainly for funding purposes with the Eurosystem, the European Investment Bank, other central banks and financial institutions, the following instruments:

Notes to the Financial Statements

Group and Bank

•                  trading and investment debt securities of €15,533 million (Bank: €13,959 million);

•                  bonds covered with mortgage loans amounting to €1,125 million (Bank: €1,125 million); and

•                  loans and advances to customers amounting to €889 million (Bank: €889 million).

Additionally to the amounts in the table above, the Bank has pledged for funding purposes with the Eurosystem:

•                  floating rate notes of €14,798 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank,

•                  Greek government bonds of €847 million obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with customers loans.

In addition to the pledged items presented in the table above, as at 31 March 2014, the Group has pledged an amount of €322 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic.

e. Operating lease commitments

	Group		Bank
	31.03.2014	31.12.2013	31.03.2014	31.12.2013

No later than 1 year	92	91	86	87
Later than 1 year and no later than 5 years	268	261	315	307
Later than 5 years	126	137	1,481	1,475
Total	486	489	1,882	1,869

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea Reic, a real estate investment company of the Group.  The leases typically run for a period of up to 25 years, with an option to renew the lease after the period. The Bank has waived its right to terminate for most of the leases with a 15 year tenor and also for certain leases with a 25 year tenor.

NOTE 12:  Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares both as at 31 December 2013 and 31 March 2014 was 2,396,785,994, with a nominal value of 0.30 Euro.

On 23 November 2012, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved: (i) the reduction in the Bank’s share capital through a reduction in the nominal value of the shares from 5.00 Euro to 1.00 Euro per share, as per article 4 para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount, and (ii) the increase in the Bank’s share capital with the issuance of new ordinary shares that will be subscribed in kind, that is, shares of Eurobank Ergasias S.A. (“Eurobank”), up to 552,948,427 ordinary voting shares of Eurobank, of nominal value 2.22 Euro per share. This share capital increase was covered exclusively by the shareholders of Eurobank, who accepted the tender offer, with abolition of the preemptive rights of existing shareholders. The Ministry of Development approved the above decision on 12 February 2013. This increase was partially covered (84.4%) through the contribution of 466,397,790 Eurobank shares (the “Tendered Shares”).

At its meeting of 22 February 2013 the Bank’s Board of Directors certified the increase, pursuant to partial coverage thereof. As a result the Bank’s share capital increased by €271 million by issuing 270,510,718 ordinary shares with nominal value of 1.00 Euro per share.  The fair value of these shares issued as the consideration paid for Eurobank amounted to €273 million and was based on the closing price of Bank’s share on the ATHEX on 15 February 2013.

On 29 April 2013, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved: a) the reverse split of the ordinary shares at a ratio of 10 existing shares of 1.00 Euro per share to be exchanged for 1 new share of 10.00 Euro per share, b) the reduction in the nominal value from 10.00 Euro per share to 0.30 Euro per share as per article 4 Para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount and c) the share capital increase by €9,756 million in the context of recapitalization of the banks.

On 19 June 2013, the Board of Directors certified that €1,079 million was covered by private investors in cash and €8,677 million by HFSF through the European Financial Stability Facility (“EFSF”) bonds already advanced to the Bank in 2012 and the Bank issued 2,274,125,874 ordinary shares of 0.30 Euro per share.

From the amount of €9,756 million, €682 million was credited to the share capital whereas the remaining amount of €9,074 million less expenses was credited to the share premium account.

Notes to the Financial Statements

Group and Bank

On 10 May 2014, the extraordinary general meeting of the Bank’s shareholders approved the share capital increase by €2,500 million by issuing 1,136,363,637 ordinary shares of a par value of 0.30 Euro per share, through cancellation of the pre-emption rights for existing shareholders, completed on 13 May 2014. The subscription price was set at 2.20 Euro per share as it was determined by the international book-building process outside Greece to institutional and other eligible investors. An amount of €341 million was credited to the share capital while the remaining €2,159 less expenses was credited to the share premium account.

Share Capital — Preference Shares

Non-cumulative, non-voting, redeemable preference shares

On 6 June 2008, the Bank issued 25,000,000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of 0.30 Euro each. The shares were offered at a price of 25 Dollar per preference share in the form of American Depositary Shares (the “ADSs”), in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange. The annual dividend is set to 2.25 Dollar per preference share.

On 31 May 2013, the Bank announced an offer to purchase for cash 22,500,000 out of the 25,000,000 outstanding American Depositary Shares at 12.50 Dollar per ADS upon the terms and subject to the conditions set forth in the Offer to Purchase. The Offer aimed to generate Core Tier I capital for the Bank and to further strengthen the quality of its capital base.

As of 28 June 2013, which was the expiration time of the Offer, 12,360,169 ADSs were validly tendered, representing approximately 49.4% of the ADSs outstanding at the expiration time. Based on the results of the Offer, the aggregate purchase cost for the tendered ADSs was USD155 million.

On 3 July 2013, the purchase of the 12,360,169 ADSs was settled by the Bank.

Therefore, following the purchase of the ADSs, 12,639,831 ADSs remain outstanding. The Bank cancelled any ADSs purchased pursuant to the Offer, and cancelled the Preference Shares represented thereby, following the completion of the requisite corporate approvals for cancellation of the Preference Shares.

Redeemable preference shares in favour of the Greek State

On 21 May 2009, following the Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, the Bank issued, 70,000,000 Redeemable Preference Shares at a nominal value of 5.00 Euro each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

On 22 December 2011, the Extraordinary General Meeting of the Bank’s Shareholders approved a) the share capital increase by €1,000 million through the issue of additional 200,000,000 Redeemable Preference Shares at a nominal value of 5.00 Euro each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank’s Shareholders held on 26 November 2010 regarding the repurchase by the Bank of the 70,000,000 Redeemable Preference Shares in favour of the Greek State, in accordance with the Law 3723/2008.

On 30 December 2011, following the above decision, the Bank issued the 200,000,000 Redeemable Preference Shares at a nominal value of 5.00 Euro each in favour of the Greek State.

Share Capital — Total

Following the above, the total paid-up share capital of the Bank, as at 31 March 2014, amounts to €2,073 million divided into:

	Bank
	# of shares	Par value	Amount

Ordinary shares	2,396,785,994	0.30	719
Non-cumulative, non-voting, redeemable preference shares	12,639,831	0.30	4
Redeemable preference shares in favour of the Greek State	270,000,000	5.00	1,350
Total share capital			2,073

Share premium

The movement of the share premium is as follows:

	Group		Bank
	2014	2013	2014	2013
At 1 January	11,975	3,326	11,972	3,325
Share capital increase	—	9,076	—	9,076
Share capital issue costs	—	(238)	—	(240)
Repurchase of preference shares	—	(189)	—	(189)
At 31 March / 31 December	11,975	11,975	11,972	11,972

Notes to the Financial Statements

Group and Bank

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares. At a Group level, the treasury shares transactions are conducted by NBG Securities S.A. At 31 March 2014, the treasury shares transactions are summarized as follows:

	Group
	No of shares	€ million
At 1 January 2013	1,076	—
Purchases	10,167,100	47
Sales	(9,770,521)	(45)
At 31 December 2013	397,655	2

Purchases	3,923,517	14
Sales	(3,986,781)	(15)
At 31 March 2014	334,391	1

NOTE 13:  Tax effects relating to other comprehensive income / (expense) for the period

Group

	3 month period ended			3 month period ended
	31.3.2013			31.3.2013
	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	44	(6)	38	(24)	(2)	(26)
Less: Reclassification adjustments included in the income statement	(33)	3	(30)	(43)	11	(32)
Available-for-sale securities	11	(3)	8	(67)	9	(58)
Currency translation differences	3	—	3	75	—	75
Cash flow hedge	23	(5)	18	4	(1)	3
Total of items that may be reclassified subsequently to profit or loss	37	(8)	29	12	8	20

Other comprehensive income / (expense) for the period	37	(8)	29	12	8	20

Bank

	3 month period ended			3 month period ended
	31.03.2014			31.03.2013
	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	19	—	19	—	—	—
Less: Reclassification adjustments included in the income statement	(11)	—	(11)	7	—	7
Available-for-sale securities	8	—	8	7	—	7
Total of items that may be reclassified subsequently to profit or loss	8	—	8	7	—	7

Other comprehensive income / (expense) for the period	8	—	8	7	—	7

Notes to the Financial Statements

Group and Bank

NOTE 14:  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 3 month period ended 31 March 2014 and 2013 and the significant balances outstanding at 31 March 2014 and 31 December 2013 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectibility or present other unfavourable features, except for the following transactions:

The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of 2.1% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rates of total amount €6 million as of 31 March 2014 (31 December 2013: €6 million).

The list of the members of the Board of Directors of the Bank is presented under Note 1.

As at 31 March 2014, loans, deposits and letters of guarantee, at Group level, amounted to €98 million, €14 million and €10 million respectively (31 December 2013: €88 million, €12 million and €16 million respectively), whereas the corresponding figures at Bank level amounted to €97 million, €4 million and €10 million (31 December 2013: €87 million, €4 million and €16 million respectively).

Total compensation to related parties amounted to €6 million (31 March 2013: €6 million) for the Group and to €1 million (31 March 2013: €1 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	31.03.2014	31.12.2013	31.03.2014	31.12.2013

Assets	14	8	3,650	3,799
Liabilities	45	35	3,690	4,151
Letters of guarantee, contingent liabilities and other off balance sheet accounts	8	8	3,089	3,156

	3 month period ended		3 month period ended
	31.03.2014	31.03.2013	31.03.2014	31.03.2013

Interest, commission and other income	9	10	30	30
Interest, commission and other expense	2	2	42	57

c. Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 31 March 2014 amounted to €601 million (31 December 2013: €582 million).

The total payables of the Group and the Bank to the employee benefits related funds as at 31 March 2014, amounted to €140 million and €66 million respectively (31 December 2013: €134 million and €62 million respectively).

d. Transactions with HFSF

In the context of Law 3864/2008 regarding the recapitalization of the Greek banks and subject to a pre-subscription agreement, the HFSF, which is considered by the Bank to be a related party as defined in IAS 24,  had contributed an amount of €9,756 million EFSF bonds as an advance for the participation in the Bank’s share capital increase that was completed in June 2013.

An amount of €1,079 million was covered by private investors. The HFSF contribution in the share capital increase eventually amounted to €8,677 million and the excess amount out of the advance was returned to the HFSF. Furthermore, the Bank paid €90 million to HFSF as underwriting fees.

Subsequent to the recapitalization of the Greek banks in 2013, the HFSF as at 31 March 2014, controls Eurobank. As a result, in accordance with the provisions of IAS 24, Eurobank was considered to be related party to the Group. As at 31 March 2014, the

Notes to the Financial Statements

Group and Bank

outstanding transactions with the above mentioned bank comprised receivables of €99 million, payables of €28 million, income of €1 million and expense of €4 million. Subsequent to the recent share capital increase of Eurobank that was completed in May 2014, the HFSF holds 35.41% of ordinary shares with voting rights according to relevant press release on 12 May 2014 and it exerts significant influence over Eurobank and does not control it, thus Eurobank is not a related party for the Bank during the date that financial statements are published, namely 28 May 2014.

NOTE 15:  Acquisitions, disposals and other capital transactions

On 20 March 2014, NBG Pangaea REIC acquired 100% of mutual fund ‘‘Picasso—Fondo Comune di Investimento Immobiliare Speculativo di Tipo Chiuso Riservato ad Investitori Qualificati’’ (Picasso—Closed End Real Estate Investment Fund Reserved to Qualified Investors). Picasso—Fondo owns building offices of a total area of 33 thousand sq.m., which are located in Rome and Milan. The consideration of acquisition amounted to €38 million of which €37 million was paid in cash and 1 million was recognised as receivable. The acquisition was part of NBG PANGAEA REIC investment policy and within the normal course of its business in order to increase its presence in the real estate market.

The following table summarises the fair value of assets and liabilities acquired of Picasso—Fondo as of the date of acquisition which is the 20 March 2014.

20.03.2014
ASSETS
Due from banks	1
Investment property	76
Other assets	2
Total assets	79

LIABILITIES
Due to banks	38
Other liabilities	2
Total liabilities	40
Net assets	39

Source: Unaudited financial information

On 24 April 2014, the dissolution of our 100% subsidiary, CPT Investments Ltd was completed.

NOTE 16:  Capital adequacy

Quantitative measures established by regulation to ensure capital adequacy require the Group and the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk. In June 2013, the European Parliament and the Council of Europe issued a new Directive 2013/36/EU and Regulation (EU) No 575/2013, (known as CRD IV), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). The new regulations have been directly applicable to all EU Member States since January 1, 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 to 2019.

CRD IV revised the definition of regulatory capital and its components at each level.

The Bank of Greece has set the minimum capital requirement for Common Equity Tier 1 (CET1) at 8% for 2014 and is expected to issue guidelines or regulatory acts as to the implementation of all required ratios, according to Regulation 575/2013.

The CET1 ratio for the Group and the Bank, according to above, is presented in the table below:

	Group		Bank
	31.3.2014	31.12.2013	31.3.2014	31.12.2013
		Pro-forma*		Pro-forma*

Common Equity Tier 1	10.5%	10.5%	15.9%	15.3%

(*) The 31.12.2013 figures have been calculated on a pro-forma basis in accordance with E.U. Regulation 575/2013.

Notes to the Financial Statements

Group and Bank

NOTE 17:  Fair value of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group’s and the Bank’s statement of financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amounts	Fair values	Carrying amounts	Fair values
	31.03.2014	31.03.2014	31.12.2013	31.12.2013

Financial Assets
Loans and advances to customers	67,334	66,623	67,174	66,483
Held-to-maturity investment securities	1,295	1,346	1,237	1,270
Loans-and-receivables investment securities	11,978	11,536	11,955	11,507

Financial Liabilities
Due to customers	65,868	65,886	62,594	62,535
Debt securities in issue	1,177	1,157	1,389	1,377
Other borrowed funds	1,883	1,877	1,607	1,602

Financial instruments not measured at fair value - Bank

	Carrying amounts	Fair values	Carrying amounts	Fair values
	31.03.2014	31.03.2014	31.12.2013	31.12.2013

Financial Assets
Loans and advances to customers	45,635	45,072	46,327	45,749
Held-to-maturity investment securities	900	961	902	965
Loans-and-receivables investment securities	11,683	11,284	11,660	11,183

Financial Liabilities
Due to customers	47,051	47,048	45,008	45,030
Other borrowed funds	102	48	102	43

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 31 March 2014 and 31 December 2013:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.

Held-to-maturity investment securities and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or if such are not available, either based on the prices with which the issuers completed tender offers with respect to these or similar instruments, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

Notes to the Financial Statements

Group and Bank

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s statement of financial position at fair value by fair value measurement level at 31 March 2014 and 31 December 2013:

Financial instruments measured at fair value - Group

	Fair value measurement using			Total asset/ liability at
As at 31 March 2014	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	243	2,453	26	2,722
Derivative financial instruments	3	4,207	27	4,237
Loans and advances to customers designated as at fair value through profit or loss	—	—	64	64
Available-for-sale investment securities	2,264	1,720	46	4,030
Insurance related assets and receivables	216	172	11	399
Total Assets	2,726	8,552	174	11,452

Liabilities
Due to customers designated as at fair value through profit or loss	—	20	—	20
Derivative financial instruments	—	3,488	2	3,490
Debt securities in issue designated as at fair value through profit or loss	—	818	—	818
Liabilities relating to unit-linked investment contracts	—	81	—	81
Other liabilities	3	250	—	253
Total Liabilities	3	4,657	2	4,662

	Fair value measurement using			Total asset/ liability at
As at 31 December 2013	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	333	2,730	24	3,087
Derivative financial instruments	1	3,649	21	3,671
Loans and advances to customers designated as at fair value through profit or loss	—	—	76	76
Available-for-sale investment securities	2,463	1,710	46	4,219
Insurance related assets and receivables	301	70	11	382
Total Assets	3,098	8,159	178	11,435

Liabilities
Due to customers designated as at fair value through profit or loss	—	282	—	282
Derivative financial instruments	4	3,023	2	3,029
Debt securities in issue designated as at fair value through profit or loss	—	810	—	810
Liabilities relating to unit-linked investment contracts	—	64	—	64
Other liabilities	2	250	—	252
Total Liabilities	6	4,429	2	4,437

Notes to the Financial Statements

Group and Bank

Financial instruments measured at fair value - Bank

	Fair value measurement using			Total asset/ liability at
As at 31 March 2014	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	189	2,089	26	2,304
Derivative financial instruments	3	2,915	27	2,945
Available-for-sale investment securities	75	362	7	444
Total Assets	267	5,366	60	5,693

Liabilities
Due to customers designated as at fair value through profit or loss	—	20	—	20
Derivative financial instruments	—	3,049	2	3,051
Debt securities in issue designated as at fair value through profit or loss	—	818	—	818
Other liabilities	—	250	—	250
Total Liabilities	—	4,137	2	4,139

	Fair value measurement using			Total asset/ liability at
As at 31 December 2013	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	205	2,182	24	2,411
Derivative financial instruments	1	2,559	21	2,581
Available-for-sale investment securities	130	380	7	517
Total Assets	336	5,121	52	5,509

Liabilities
Due to customers designated as at fair value through profit or loss	—	282	—	282
Derivative financial instruments	4	2,553	2	2,559
Debt securities in issue designated as at fair value through profit or loss	—	810	—	810
Other liabilities	—	250	—	250
Total Liabilities	4	3,895	2	3,901

Transfers from Level 1 to Level 2

No transfers of financial instruments from Level 1 to level 2 occurred in 2014 and 2013.

Level 3 financial instruments

Level 3 financial instruments at 31 March 2014 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input and derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities at fair value through profit or loss and available-for-sale securities, which are price-based, and the price is obtained from the issuers of the securities.

(c)          Available-for-sale non-marketable equity securities, which are valued by independent evaluators based on inputs such as earnings forecasts, comparable multiples of Economic Value to EBITDA and other parameters which are not market observable. Additionally it includes, Private equity investments, the prices of which are determined by the price of the most recent investment. Available-for-sale investments also include debt securities whose fair value is determined by the value of the underlying collateral.

(d)         Loans which are carried at fair value through profit or loss and which are valued using discounted cash flow valuation techniques incorporating unobservable credit spreads.

(e)          In other assets, Investments on behalf of policyholders who bear the investment risk (unit linked products) include debt securities issued by foreign financial institutions, for which there is no active market available and the valuation is based on prices obtained from issuers.

Notes to the Financial Statements

Group and Bank

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 31 March 2014, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into or out of Level 3

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. During 2014 transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

Transfers from Level 2 into Level 3 for the year ended 31 December 2013 include loans at fair value through profit or loss, private equity investments classified as available for sale, for which the price of the most recent investment, available to value these companies is more than a year old and derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

The main transfer out of Level 3 relates to debt securities in issue which, as at 30 June 2013, were valued based, primarily, on market observable CDS data and are no longer valued based on the price with which the Bank completed a tender offer.

Reconciliation of fair value measurements in Level 3 — Group

	2014
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss
Balance at 1 January	24	19	46	11	76
Gain / (losses) included in Income statement	2	(10)	—	—	(2)
Purchases	—	2	—	—	—
Settlements	—	—	—	—	(10)
Transfer into/ (out of) level 3	—	14	—	—	—
Balance at 31 March	26	25	46	11	64

	2013
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss	Debt securities in issue designated as at fair value through profit or loss
Balance at 1 January	33	8	95	11	—	600
Gain / (losses) included in Income statement	7	16	11	—	(36)	56
Gain / (losses) included in OCI	—	—	(4)	—	—	—
Purchases	—	—	14	—	—	—
Settlements	(16)	(13)	(96)	—	(69)	—
Transfer into/ (out of) level 3	—	8	26	—	181	(656)
Balance at 31 December	24	19	46	11	76	—

Notes to the Financial Statements

Group and Bank

Reconciliation of fair value measurements in Level — Bank

	2014
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities
Balance at 1 January	24	19	7
Gain / (losses) included in Income statement	2	(10)	—
Gain / (losses) included in OCI	—	—	1
Purchases	—	2	—
Transfer into/ (out of) level 3	—	14	—
Balance at 31 March	26	25	8

	2013
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Debt securities in issue designated as at fair value through profit or loss
Balance at 1 January	33	19	70	600
Gain / (losses) included in Income statement	7	5	11	56
Gain / (losses) included in OCI	—	—	(3)	—
Settlements	(16)	(13)	(71)	—
Transfer into/ (out of) level 3	—	8	—	(656)
Balance at 31 December	24	19	7	—

Gains and losses included in the income statement have been reported in Net trading income / (loss) and results from investment securities except for bonds’ amortisation of premium / discount which amounts to Nil for the period ended 31 March 2014 and to €1 million, for the year ended 31 December 2013 which has been reported in “Net interest income” at Bank and Group level.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss, net derivative financial instruments and loans and advances to customers amount for the period ended 31 March 2014 for the Group to €2 million, €(1) million and €(2) million respectively (2013: Nil, €5 million and €(36) million respectively).  Changes in unrealised gains/ (losses) included in the income statement of debt securities in issue for 2013 amount to Nil.

At Bank level changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss and net derivative financial instruments, for the period ended 31 March 2014 amount to €2 million and €(1) million respectively (2013: Nil and €5 million respectively). Changes in unrealised gains/ (losses) included in the income statement of debt securities in issue for 2013 amount to Nil.

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates, etc., and may also include a liquidity risk adjustment where the Group considers it appropriate.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, including financial instruments which are subject to material liquidity adjustments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option

Notes to the Financial Statements

Group and Bank

pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Middle Office and Risk Management function provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

The liquidity risk adjustment reflects, among other things, the illiquid nature of certain financial instruments and the cost that would be incurred to close out certain financial positions of the Group either by unwinding or disposing the actual market risk that the Group has undertaken.

Quantitative Information about Level 3 Fair Value Measurements 31 March 2014

	Fair		Significant Unobservable	Range of Inputs
Financial Instrument	Value	Valuation Technique	Input	Low		High

Financial assets at fair value through profit or loss	26	Price Based	Price	25.23		99.48
Available-for-Sale investment securities	7	Price Based	Price	93.76		93.76
	8	Collateral Based	Factor of Collateral Realization	42%		65%
	6	Comparable Multiples	Multiples on EV/EBITDA	5.50		7.40
	26	Price of Recent Investment	n/a (1)	n/a		n/a
Loans and advances to customers designated as at fair value through profit or Loss	64	Discounted Cash Flows	Credit Spread	200	bps	1500	bps
Interest Rate Derivatives	20	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	100	bps	1000	bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	67.79%		92.50%
Other Derivatives	1	Market Standard Black Scholes Model	FX pair correlation	4.80%		8.63%
Insurance related assets and receivables	11	Price Based	Price	100.29		100.29

(1) Private equity investments of the Group, classified as available for sale, are not traded in active markets. In the absence of an active market we estimate the fair value of these entities, using a market approach and specifically the price of recent investment method. Given the bespoke nature of the analysis in respect of each holding as well as the different financing structure of each entity, is not practical to quote a range of key unobservable inputs.

Notes to the Financial Statements

Group and Bank

Quantitative Information about Level 3 Fair Value Measurements 31 December 2013

	Fair		Significant Unobservable	Range of Inputs
Financial Instrument	Value	Valuation Technique	Input	Low		High

Financial assets at fair value through profit or loss	16	Price Based	Price	26.44		98.69
	8	Price Based	Liquidity Factor Adjustment	40.00%		40.00%
Available-for-Sale investment securities	7	Price Based	Price	93.76		93.76
	8	Collateral Based	Factor of Collateral Realization	42%		65%
	6	Comparable Multiples	Multiples on EV/EBITDA	5.50		7.40
	25	Price of Recent Investment	n/a (1)	n/a	(1)	n/a	(1)
Loans and advances to customers designated as at fair value through profit or Loss	76	Discounted Cash Flows	Credit Spread	200	bps	1500	bps
Interest Rate Derivatives	7	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	100	bps	1000	bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	67.79%		92.50%
Other Derivatives	5	Market Standard Black Scholes Model	Index volatility	5.00%		30.00%
	3	Market Standard Black Scholes Model	FX pair correlation	28.00%		68.00%
Insurance related assets and receivables	11	Price Based	Price	100.60		100.60

(1) Private equity investments of the Group, classified as available for sale, are not traded in active markets. In the absence of an active market we estimate the fair value of these entities, using a market approach and specifically the price of recent investment method. Given the bespoke nature of the analysis in respect of each holding as well as the different financing structure of each entity, is not practical to quote a range of key unobservable inputs.

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a significant change in the correlation inputs (e.g. the degree of correlation between two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors.  Due to the limited exposure the Group has related to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, interest rate derivatives include, interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value.  The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Within other derivatives are derivatives whose valuation is dependent on an FX pair correlation or on the volatility of an index. A reasonable increase in the correlation or the volatility of the index would not result in a material change in the financial instruments fair value for the Group.

For loans and advances to customers which the Group has elected the fair value option, the valuation includes a parameter which is not observable in the market, i.e. the credit spread of the client. A reasonable increase in the respective credit spreads used would not have a significant effect to their fair value for the Group.

Notes to the Financial Statements

Group and Bank

NOTE 18:  Group companies

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	31.3.2014	31.12.2013	31.3.2014	31.12.2013

NBG Securities S.A. (**)	Greece	2009-2010 & 2012-2013	100.00%	100.00%	100.00%	100.00%
Ethniki Kefalaiou S.A. (**)	Greece	2010 & 2012-2013	100.00%	100.00%	100.00%	100.00%
NBG Asset Management Mutual Funds S.A. (**)	Greece	2009-2010 & 2012-2013	100.00%	100.00%	81.00%	81.00%
Ethniki Leasing S.A. (**)	Greece	2010 & 2012-2013	100.00%	100.00%	93.33%	93.33%
NBG Property Services S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados (**)	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
NBG Bancassurance S.A. (**)	Greece	2010 & 2012-2013	100.00%	100.00%	99.70%	99.70%
Innovative Ventures S.A. (I-Ven)(2)	Greece	2005-2013	100.00%	100.00%	—	—
Ethniki Hellenic General Insurance S.A. (**)	Greece	2010 & 2012-2013	100.00%	100.00%	100.00%	100.00%
Audatex Hellas S.A.	Greece	2010-2013	70.00%	70.00%	—	—
National Insurance Brokers S.A.	Greece	2010-2013	95.00%	95.00%	—	—
ASTIR Palace Vouliagmenis S.A. (**), (3)	Greece	2006-2010 & 2012-2013	85.35%	85.35%	85.35%	85.35%
ASTIR Marina Vouliagmenis S.A.(3)	Greece	2012-2013	85.35%	85.35%	—	—
Grand Hotel Summer Palace S.A.(3)	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
NBG Training Center S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Ethnodata S.A.(**)	Greece	2010 & 2012-2013	100.00%	100.00%	100.00%	100.00%
KADMOS S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
DIONYSOS S.A.	Greece	2010-2013	99.91%	99.91%	99.91%	99.91%
EKTENEPOL Construction Company S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Hellenic Touristic Constructions S.A.	Greece	2010-2013	77.76%	77.76%	77.76%	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Ethniki Factors S.A. (**)	Greece	2010 & 2012-2013	100.00%	100.00%	100.00%	100.00%
NBG Pangaea REIC	Greece	—	34.00%	34.00%	34.00%	34.00%
Karela S.A.	Greece	2010-2013	34.00%	34.00%	—	—
FB Insurance Agency Inc (2)	Greece	2012-2013	99.00%	99.00%	99.00%	99.00%
Probank M.F.M.C (**)	Greece	2010 & 2012-2013	100.00%	100.00%	95.00%	95.00%
Profinance S.A.(**)	Greece	2010 & 2012-2013	100.00%	100.00%	99.90%	99.90%
Probank Leasing S.A. (**)	Greece	2012-2013	84.71%	84.71%	84.52%	84.52%
Probank Insurance Brokers S.A. (**)	Greece	2010 & 2012-2013	99.98%	99.98%	99.90%	99.90%
Anthos Properties S.A. (**)	Greece	2009-2010 & 2012-2013	100.00%	100.00%	100.00%	100.00%
Finansbank A.S. (*)	Turkey	2009 & 2011-2013	99.81%	99.81%	82.23%	82.23%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2009-2013	98.78%	98.78%	29.87%	29.87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2009-2013	99.81%	99.81%	0.20%	0.20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2009-2013	99.81%	99.81%	0.01%	0.01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2009-2013	81.31%	81.26%	5.30%	5.30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2009-2013	99.81%	99.81%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring) (*)	Turkey	2009-2013	99.81%	99.81%	—	—
E-Finans Elektronik Ticaret Ve Bilisim Hizmetleri A.S. (E-Finance) (*)	Turkey	2013	50.90%	50.90%	—	—
NBG Malta Holdings Ltd	Malta	2006-2013	100.00%	100.00%	—	—
NBG Bank Malta Ltd	Malta	2005-2013	100.00%	100.00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2010-2013	99.91%	99.91%	99.91%	99.91%
UBB Asset Management Inc.	Bulgaria	2004-2013	99.92%	99.92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2007-2013	99.93%	99.93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2013	99.91%	99.91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2010-2013	100.00%	100.00%	100.00%	100.00%
Interlease Auto E.A.D.	Bulgaria	2008-2013	100.00%	100.00%	—	—
Hotel Perun — Bansko E.O.O.D.	Bulgaria	2012-2013	100.00%	100.00%	—	—
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	2013	100.00%	100.00%	—	—
NBG Securities Romania S.A.	Romania	2008-2013	100.00%	100.00%	73.12%	73.12%
Banca Romaneasca S.A.	Romania	2008-2013	99.28%	99.28%	99.28%	99.28%
NBG Leasing IFN S.A.	Romania	2008-2013	99.33%	99.33%	6.43%	6.43%
S.C. Garanta Asigurari S.A.	Romania	2003-2013	94.96%	94.96%	—	—
ARC Management One SRL (Special Purpose Entity)	Romania	2013	100.00%	100.00%	—	—
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2005-2013	100.00%	100.00%	100.00%	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2013	100.00%	100.00%	100.00%	100.00%
NBG Services d.o.o. Belgrade	Serbia	2009-2013	100.00%	100.00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2004-2013	94.64%	94.64%	94.64%	94.64%
NBG Greek Fund Ltd	Cyprus	2007-2013	100.00%	100.00%	100.00%	100.00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2013	100.00%	100.00%	100.00%	100.00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100.00%	100.00%	—	—

Notes to the Financial Statements

Group and Bank

NBG Management Services Ltd	Cyprus	2010-2013	100.00%	100.00%	100.00%	100.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2011-2013	100.00%	100.00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2011-2013	100.00%	100.00%	—	—
National Insurance Agents & Consultants Ltd	Cyprus	2008-2013	100.00%	100.00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2012-2013	99.74%	99.74%	94.39%	94.39%
NBG Asset Management Luxemburg S.A.	Luxembourg	—	100.00%	100.00%	94.67%	94.67%
NBG International Ltd	U.K.	2004-2013	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Ltd	U.K.	2004-2013	100.00%	100.00%	—	—
NBG Finance Plc	U.K.	2004-2013	100.00%	100.00%	100.00%	100.00%
NBG Finance (Dollar) Plc	U.K.	2008-2013	100.00%	100.00%	100.00%	100.00%
NBG Finance (Sterling) Plc	U.K.	2008-2013	100.00%	100.00%	100.00%	100.00%
NBG Funding Ltd	U.K.	—	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Funds	U.K.	2004-2013	100.00%	100.00%	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2013	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2013	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2013	—	—	—	—
Spiti Plc (Special Purpose Entity)	U.K.	2012-2013	—	—	—	—
Autokinito Plc (Special Purpose Entity)	U.K.	2012-2013	—	—	—	—
Agorazo Plc (Special Purpose Entity)	U.K.	2012-2013	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2013	100.00%	100.00%	—	—
NBG International Holdings B.V.	The Netherlands	2013	100.00%	100.00%	100.00%	100.00%
CPT Investments Ltd	Cayman Islands	—	—	100.00%	—	100.00%
Nash S.r.L.	Italy	2009-2013	34.00%	34.00%	—	—
Fondo Picasso	Italy	2009-2013	34.00%	—	—	—
Banka NBG Albania Sh.a.	Albania	2012-2013	100.00%	100.00%	100.00%	100.00%

(*) % of participation includes the effect of put and call option agreements.

(**) The financial years 2011 and 2012 were audited and 2013 is currently being audited by the external auditor. The tax audit certificates of years 2011 and 2012 were issued, whereas 2011 is considered final for tax audit purposes and 2012 financial year will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books. The unaudited tax years prior to 2011 will be audited by the tax authorities.

(1) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(2) Companies under liquidation.

(3) ASTIR Palace Vouliagmenis S.A., ASTIR Marina Vouliagmenis S.A. and Grand Hotel Summer Palace S.A. has been reclassified to Non-current assets held for sale (see Note 8).

Notes to the Financial Statements

Group and Bank

		Tax years	Group		Bank
The Group’s and Bank’s associates are as follows:	Country	unaudited	31.3.2014	31.12.2013	31.3.2014	31.12.2013

Social Securities Funds Management S.A. (**)	Greece	2010 &2012-2013	20.00%	20.00%	20.00%	20.00%
Larco S.A. (1)	Greece	2009-2013	33.36%	33.36%	33.36%	33.36%
Eviop Tempo S.A.(**)	Greece	2009-2010 & 2012-2013	21.21%	21.21%	21.21%	21.21%
Teiresias S.A. (**)	Greece	2010 & 2012-2013	39.34%	39.34%	39.34%	39.34%
Hellenic Spinning Mills of Pella S.A.(2)	Greece	—	20.89%	20.89%	20.89%	20.89%
Planet S.A. (**)	Greece	1.7.2009-30.6.2010 & 2012-2013	36.99%	36.99%	36.99%	36.99%
Pyrrichos Real Estate S.A.	Greece	2010-2013	21.83%	21.83%	21.83%	21.83%
Aktor Facility Management S.A. (**)	Greece	2010 &2012-2013	35.00%	35.00%	35.00%	35.00%
SATO S.A.(**)	Greece	2006-2010 & 2012-2013	23.74%	—	23.74%	—
Olganos S.A.	Greece	—	33.60%	—	33.60%	—
Bantas A.S. (Cash transfers and Security Services)	Turkey	2009-2013	33.27%	33.27%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension)	Turkey	2009-2013	48.91%	48.91%	—	—
UBB AIG Insurance Company A.D.	Bulgaria	2007-2013	59.97%	59.97%	—	—
UBB Alico Life Insurance Company A.D.	Bulgaria	2009-2013	59.97%	59.97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	2008-2013	19.98%	19.98%	—	—

(**) The financial years 2011 and 2012 were audited and 2013 is currently being audited by the external auditor. The tax audit certificates of years 2011 and 2012 were issued, whereas 2011 is considered final for tax audit purposes and 2012 financial year will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books. The unaudited tax years prior to 2011 will be audited by the tax authorities.

(1) From 2010, Larco S.A. has been reclassified to Non-current assets held for sale.

(2) Under liquidation.

NOTE 19:  Events after the reporting period

On 16 April 2014, the Bank announced a €2.5 billion share capital increase which was completed on 13 May 2014. Under the 2014 share capital increase, 1,136,363,637 new, common, registered, voting shares of the Bank of par value of €0.30 each at a subscription price of €2.20 each were issued (see Note 12).

Furthermore, the Group has proceeded with the issuance of notes after 31 March 2014 (see Note 10).

Notes to the Financial Statements

Group and Bank

NOTE 20:  Reclassifications of financial assets

The following table presents the carrying amount by nature of security, as at 31 March 2014 of the financial instruments that have been reclassified during 2008 and 2010 and are still held by the Bank and the Group:

	Group			Bank
31 March 2014	Transferred in 2008	Transferred in 2010	Total	Transferred in 2008	Transferred in 2010	Total

Greek Government bonds	—	870	870	—	870	870
Debt securities issued by Greek financial institutions	24	58	82	4	2	6
Debt securities issued by foreign financial institutions	13	—	13	4	—	4
Debt securities issued by Greek corporate entities	—	57	57	—	—	—
Debt securities issued by foreign corporate entities	6	—	6	—	—	—
Equity securities	23	—	23	10	—	10
Mutual funds	3	—	3	—	—	—
Total	69	985	1,054	18	872	890

The information presented below refers to reclassifications of financial instruments:

Group

In 2013, the Group reclassified €617 million bonds from available-for-sale into held to maturity because it now intends to hold these bonds until maturity.

In 2010, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 March 2014, the carrying amount of the securities reclassified in 2010 and are still held by the Group is €985 million. The market value of these securities is €480 million. During the period ended 31 March 2014, €5 million of interest income were recognised. Had these securities not been reclassified, the available-for-sale securities reserve, net of tax, would have been higher by €111 million.

In 2008, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 March 2014, the carrying amount of the securities reclassified in 2008, are still held by the Group and have not been reclassified again subsequently is €69 million. The market value of these securities is €65 million. During the period ended 31 March 2014, €1 million of interest income were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 31 March 2014 would have been higher by €6 million (€5 million net of tax), and the available-for-sale securities reserve would have been lower by €2 million.

Bank

In 2010, the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 March 2014, the carrying amount of the securities reclassified in 2010 and are still held by the Group is €872 million. The market value of these securities is €379 million. During the period ended 31 March 2014, €3 million of interest income were recognised. Had these securities not been reclassified the available-for-sale securities reserve would have been higher by €112 million.

In 2008, the Bank reclassified certain trading securities as loans-and-receivables or available-for-sale. On 31 March 2014, the carrying amount of the securities reclassified in 2008, are still held by the Group and have not been reclassified again subsequently, is €18 million. The market value of these securities is €17 million. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 31 March 2014 would have been higher by €2 million and the available-for-sale securities reserve would have been lower by €2 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: May 30th, 2014
Chief Executive Officer